Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Information as of March 31, 2015 and for the Three Months Ended March 31, 2015 and 2014

Condensed Consolidated Interim Statement of Profit or Loss
Condensed Consolidated Interim Statement of Financial Position
Condensed Consolidated Interim Statement of Cash Flows
Selected Additional Information to the Consolidated Financial Information

AURIS MEDICAL HOLDING AG

Condensed Consolidated Interim Statement of Profit or Loss (unaudited)
For the Three Months Ended March 31, 2015 and 2014 (in CHF)

	Note	THREE MONTHS ENDED MARCH 31, 2015	THREE MONTHS ENDED MARCH 31, 2014
Research and development		-6,229,896	-4,149,230
General and administrative		-929,919	-1,709,065
Operating loss		-7,159,815	-5,858,295
Finance income/expense (net)		-892,296	-1,666
Loss before tax		-8,052,111	-5,859,961
Net loss attributable to owners of the Company		-8,052,111	-5,859,961
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability		-228,865	-16,511
Items that are or may be reclassified to profit or loss
Foreign currency translation differences		18,361	5,490
Other comprehensive loss		-210,504	-11,021
Total comprehensive loss attributable to owners of the Company		-8,262,615	-5,870,982
Basic and diluted loss per share		-0.28	-0.32

AURIS MEDICAL HOLDING AG

Condensed Consolidated Interim Statement of Financial Position (unaudited)

As of March 31, 2015 and December 31, 2014

(in CHF)

	Note	MARCH 31, 2015	DECEMBER 31, 2014
ASSETS
Non-current assets
Property and equipment		214,374	235,427
Intangible assets		1,482,520	1,482,520
Deferred tax asset		—	32,761
Total non-current assets		1,696,894	1,750,708

Current assets
Other receivables		501,481	542,538
Prepayments		190,036	265,170
Cash and cash equivalents		49,653,975	56,934,325
Total current assets		50,345,492	57,742,033

Total assets		52,042,386	59,492,741
EQUITY AND LIABILITIES
Equity
Share capital	3	11,605,656	11,604,156
Share premium		93,871,671	93,861,171
Foreign currency translation reserve		-32,747	-51,108
Accumulated deficit		-60,358,724	-52,131,426
Total shareholders’ equity attributable to owners of the Company		45,085,856	53,282,793

Non-current liabilities
Employee benefits	4	1,630,538	1,410,598
Deferred tax liabilities		327,637	360,398
Total non-current liabilities		1,958,175	1,770,996

Current liabilities
Trade and other payables		3,106,204	3,234,384
Accrued expenses		1,892,151	1,204,568
Total current liabilities		4,998,354	4,438,952

Total liabilities		6,656,530	6,209,948

Total equity and liabilities		52,042,386	59,492,741

AURIS MEDICAL HOLDING AG

Condensed Consolidated Interim Statement of Cash Flows (unaudited)

For the Three Months Ended March 31, 2015 and 2014 (in CHF)

	Note	THREE MONTHS ENDED MARCH 31, 2015	THREE MONTHS ENDED MARCH 31, 2014
Cash flows from operating activities
Net loss		-8,052,111	-5,859,961
Adjustments for:
Depreciation		21,054	14,904
Unrealized net foreign currency exchange (gains) loss		979,506	5,880
Net interest (income)expense		-5,059	26,496
Share option costs		53,677	40,602
Employee benefits		-8,923	-268
Changes in net working capital		675,580	1,710,651

Cash used in operating activities		-6,336,276	-4,061,696

Cash flows from investing activities
Purchase of property and equipment		—	-79,836
Purchase of intangibles		—	-1,125,000
Interest received		5,059	23,139
Net cash used in investing activities		5,059	-1,181,697

Cash flows from financing activities
Proceeds from exercise of options	3	12,000	49,600
Share issuance costs		—	-136,699
Net cash from financing activities		12,000	-87,099

Net decrease in cash and cash equivalents		-6,319,217	-5,330,492
Cash and cash equivalents at beginning of the period		56,934,325	23,865,842
Net effect of currency translation on cash		-961,133	-327
Cash and cash equivalents at end of the period		49,653,975	18,535,023

AURIS MEDICAL HOLDING AG

Additional Information to the Consolidated Financial Information

as of March 31, 2015 and for the Three Months Ended March 31, 2015 and 2014 (in CHF)

1.	Reporting entity

Auris Medical Holding AG (the “Company”) is domiciled in Switzerland. The Company’s registered address is at Bahnhofstrasse 21, 6300 Zug. This consolidated interim financial information comprises the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

▪	Auris Medical AG, Basel, Switzerland (100%)
▪	Otolanum AG, Zug, Switzerland (100%)
▪	Auris Medical Inc., Chicago, United States (100%)
▪	Auris Medical Ltd., Dublin, Ireland (100%)

On April 22, 2014, we changed our name from Auris Medical AG to Auris Medical Holding AG and transferred our operational business to our newly incorporated subsidiary Auris Medical AG, which is now our main operating subsidiary. The Group is primarily involved in the development of pharmaceutical products for the treatment of inner ear disorders, in particular tinnitus and hearing loss. Its most advanced projects are in the late stage of clinical development.

2.	Basis of preparation

This interim financial information has been prepared using the same accounting policies and methods of computation as compared with the most recent annual financial statements. The financial information included herein is not intended to fully comply with IFRS, and in particular with IAS 34. New accounting standards that were applied in 2014 for the first time did not have an impact on the Company’s financial position, results or cash flows.

The financial information included herein has not been reviewed or audited by our auditors. Quarterly results are not necessarily indicative of results to be expected for the full year.

The Group has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.

3.	Capital and reserves

Share capital

The issued share capital of the Company consisted of:

	March 31, 2015		December 31, 2014
	Number	CHF	Number	CHF
Common shares with a nominal value of CHF 0.40 each	29,014,141	11,605,656	29,010,391	11,604,156
Total	29,014,141	11,605,656	29,010,391	11,604,156

All shares are fully paid in.

AURIS MEDICAL HOLDING AG

Additional Information to the Consolidated Financial Information
as of March 31, 2015 and for the Three Months Ended March 31, 2015 and 2014 (in CHF

	Common Shares (Number)		Preferred Shares (Number)
	2015	2014	2015	2014
As of January 1	29,010,391	72,600	—	16,145,225
Common share stock options with a nominal value of CHF 0.40 each	3,750	15,500	—	—
Preferred shares C issued for conversion of convertible loans with a nominal value of CHF 0.40 each	—	—	—	2,607,950
Total, as at March 31, 2015 and March 31, 2014	29,014,141	88,100	—	18,753,175

Issue of common shares upon exercise of option

On January 21, 2014, three beneficiaries of Option Plan A exercised their right to acquire common shares of the Company at CHF 3.20 per share. This resulted in an increase in the number of outstanding common shares of 15,500 and an increase in the share capital of CHF 6,200. Total proceeds from the exercise to the company were CHF 49,600.

On January 23, 2015, one beneficiary of Option Plan A exercised his right to acquire common shares of the Company at CHF 3.20 per share. This resulted in an increase in the number of outstanding common shares of 3,750 and an increase in the share capital of CHF 1,500. Total proceeds from the exercise to the company were CHF 12,000.

IPO on NASDAQ Global Market

In August 2014 the Company completed its initial public offering of common shares (“IPO”) issuing 10,113,235 shares, including the underwriter’s overallotment option, yielding total net proceeds of CHF 51.3 million (USD 56.4 million). Following the IPO there were 28,954,510 common shares of the Company outstanding. At December 31, 2014 there were 29,010,391 shares outstanding due to exercise of options.

Pursuant to agreements with holders of the pre-IPO preferred shares, all preferred shares outstanding at the time of the IPO converted automatically into common shares at the ratio of 1:1 upon consummation of the IPO.

Issuance of preferred shares

In January 2014, a convertible loan was converted into 2,607,950 preferred shares Series C with a nominal value of CHF 0.40 at a conversion price of CHF 5.28 each.

4.	Employee benefits

	THREE MONTHS ENDED MARCH 2015	THREE MONTHS ENDED MARCH 2014
Salaries	603,984	461,230
Pension costs	30,642	29,218
Other social benefits	30,031	35,947
Share option costs	53,677	40,602
Other	40,059	15,814
Total employee benefits	758,394	582,811

AURIS MEDICAL HOLDING AG

Additional Information to the Consolidated Financial Information
as of March 31, 2015 and for the Three Months Ended March 31, 2015 and 2014 (in CHF

Accelerated Vesting for Stock Option Plan A

Option Plan A provided for the accelerated vesting of options under the plan in the case of an IPO, merger or change of control on the closing date of the respective transaction. The remaining share option expense for Option Plan A on the date of the closing of our IPO in August 2014 was included in the share option cost for the twelve months ending December 31, 2014.

5.	Events after the balance sheet date

On May 20, 2015, the Company completed a public offering of common shares, issuing an aggregate of 5,275,000 common shares, yielding net proceeds of CHF 21.4 million (USD 22.9 million) after underwriting discounts and estimated offering expenses. Following the offering there were 34,293,891 common shares of the Company outstanding.